UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42864

CCH HOLDINGS LTD

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Amendment to Transaction Documents

As previously disclosed by CCH Holdings Ltd (the “Company”) in its Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on July 31, 2026, the Company entered into a Securities Purchase Agreement, dated July 31, 2026 (the “Purchase Agreement”), with an institutional investor (the “Investor”), pursuant to which the Company agreed to sell to the Investor a Senior 8% Original Issue Discount Convertible Promissory Note in the original principal amount of up to US$2,500,000 (the “Note”), convertible into Class A ordinary shares of the Company, par value US$0.0001 per share (the “Class A Ordinary Shares”), together with warrants (the “Warrants”) to purchase up to 374,112 Class A Ordinary Shares, for an aggregate subscription amount of US$2,300,000, in two closings. The initial closing occurred on July 31, 2026, at which the Note in the principal amount of US$1,250,000, the Warrants and 700,000 Pre-Delivery Shares were issued to the Investor against payment of US$1,150,000.

On September 11, 2026, the Company and the Investor entered into a letter amendment agreement (the “Letter Amendment”) to amend certain provisions of the Note and the Purchase Agreement. Pursuant to the Letter Amendment: (i) the Company’s right to reset or reduce the Floor Price under the Note was eliminated, such that the Company no longer has any right to reset or reduce the Floor Price; (ii) the definition of “Economic Difference” under the Note was amended such that the economic difference is calculated by reference to the lower of (1) the daily VWAP of the Class A Ordinary Shares on the conversion date and (2) the applicable conversion price, so that the aggregate economic difference payable in respect of the conversion of the entire US$2,500,000 initial principal amount of the Note will not exceed US$2,500,000; and (iii) the parties agreed that only the 374,112 Class A Ordinary Shares issuable upon cash exercise of the Warrants in full will be registered under the Registration Statement (as defined below), and the number of Class A Ordinary Shares registered in respect of the Warrants under the Registration Statement has been reduced accordingly.

The foregoing description of the Letter Amendment is not complete and is subject to and qualified in its entirety by reference to the full text of the Letter Amendment, which was previously filed as Exhibit 10.9 to Amendment No. 2 to the Company’s registration statement on Form F-1 (File No. 333-298220), filed with the Commission on September 14, 2026, and is incorporated herein by reference.

Subsequent Closing

On September 30, 2026, the Company completed the subsequent closing (the “Subsequent Closing”) contemplated by the Purchase Agreement, following the effectiveness of the Company’s registration statement on Form F-1 (File No. 333-298220) (the “Registration Statement”), which was declared effective by the Commission at 4:00 p.m., Eastern Time, on September 29, 2026. At the Subsequent Closing, the Investor delivered to the Company US$1,035,000, being the remaining US$1,150,000 of the subscription amount net of the additional discount of US$115,000 contemplated by the Purchase Agreement in respect of the second closing, and the Company issued to the Investor the remaining portion of the Note in the principal amount of US$1,250,000. Following the Subsequent Closing, the Note in the aggregate principal amount of US$2,500,000 has been issued in full, and the Company has received aggregate gross proceeds of US$2,185,000 under the Purchase Agreement. The Company elected to apply the additional discount as a reduction of the gross proceeds payable at the Subsequent Closing, and no Class A Ordinary Shares were or will be issued to the Investor in respect of such discount.

Based in part upon the representations of the Investor in the Purchase Agreement, the placement and sale of the Note at the Subsequent Closing was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws. The Note issued at the Subsequent Closing has not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Commission or an applicable exemption from the registration requirements. The resale of the Class A Ordinary Shares issuable upon conversion of the Note, upon exercise of the Warrants and comprising the Pre-Delivery Shares has been registered under the Registration Statement.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is hereby incorporated by reference into the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Letter Amendment Agreement, dated September 11, 2026, between the Company and the Investor (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s registration statement on Form F-1 (File No. 333-298220), filed with the Commission on September 14, 2026)
99.1	Press Release, dated September 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH HOLDINGS LTD

By:	/s/ Goh Kok E
Name:	Goh Kok E
Title:	Chairman and Chief Executive Officer

Date:	September 30, 2026

3